GAIN Capital Holdings, Inc.

135 US Hwy 202/206, Suite 11

Bedminster, New Jersey 07921

February 13, 2013

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 3010

Attention: Jennifer Monick, Senior Staff Accountant

Re:	GAIN Capital Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011 filed March 15, 2012 (the “Form 10-K”);

File No. 001-35008

Dear Ms. Monick:

This letter confirms our conversation of this morning wherein an extension of time to February 27, 2013 was granted to GAIN Capital Holdings, Inc. to respond to a Securities and Exchange Commission letter, dated January 31, 2013, addressed to Mr. Daryl J. Carlough, Interim Chief Financial Officer of GAIN Capital Holdings, Inc., with respect to the above-referenced filing.

If you have any questions regarding the foregoing, please do not hesitate to call me at (908) 731-0715.

Sincerely,

/s/ Daryl J. Carlough

Interim Chief Financial Officer, GAIN Capital Holdings, Inc.

cc:	Shannon Sobotka (Securities and Exchange Commission)

Diego A. Rotsztain, Esq., EVP & General Counsel, GAIN Capital Holdings, Inc.